UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group reports 2Q11 underlying* pre-tax income of CHF 1.2 billion and underlying net income of CHF 835 million; underlying* return on equity 10%

Including business realignment costs of CHF 142 million and net fair value gains of CHF 41 million on own debt and stand-alone derivatives relating to own funding liabilities, pre-tax income was CHF 1.1 billion and net income CHF 768 million; return on equity 9.7%

Net new assets totaled CHF 14.3 billion; continued strong capital position with a Basel II tier 1 ratio of 18.2%

6M11 underlying* net income of CHF 2.4 billion, underlying* return on equity of 15% and net new assets of CHF 33.4 billion

Walter Berchtold to assume role of Chairman of Private Banking;
Hans-Ulrich Meister appointed Chief Executive Officer of Private Banking

*Excluding business realignment costs of CHF 142 million and net fair value gains of CHF 41 million on own debt and stand-alone derivatives relating to own funding liabilities.

• 2Q11 results marked by:
o Low levels of client activity and a difficult trading environment with concerns over the European debt crisis and deteriorating global economic indicators
o Low interest rate environment
o Strong Swiss franc that reduced pre-tax income by CHF 348 million vs. 2Q10 and CHF 637 million vs. 6M10
o Continued strength in net new asset generation and continued market share momentum across divisions

• Private Banking
o Pre-tax income of CHF 843 million and net revenues of CHF 2,797 million; adverse foreign exchange translation impact on pre-tax income of CHF 205 million vs. 2Q10
o Solid net new assets of CHF 11.5 billion
o Lower net interest income and transaction volumes lead to gross margin of 115 bps in Wealth Management Clients
o Very strong performance in Corporate & Institutional Client business with pre-tax margin of 53%

Media Release
July 28, 2011 Page 2/9

      • Investment Banking
o Pre-tax income of CHF 231 million and net revenues of CHF 2,822 million; adverse foreign exchange translation impact on pre-tax income of CHF 151 million vs. 2Q10
o Fixed income sales and trading results impacted by challenging trading conditions and moderately lower client flows

o Solid equity sales and trading revenues despite reduced market volumes
o Solid underwriting and advisory performance and improved market shares
o Reduced risk exposure in light of volatile markets, with 98% value at risk (VaR) down 24% vs. 2Q10

• Asset Management
o Pre-tax income of CHF 202 million and net revenues of CHF 629 million; adverse foreign exchange translation impact on pre-tax income of CHF 27 million vs. 2Q10
o Net new assets of CHF 4.0 billion

• Adjustment of cost base to increase the resilience of returns
o Implementation of measures to achieve CHF 1 billion in run-rate cost savings in 2012 compared to 6M11 annualized run-rate level
o Total implementation costs in 2011 of CHF 400 million to CHF 450 million, of which CHF 142 million recognized in 2Q11

Zurich, July 28, 2011 Credit Suisse Group reported underlying pre-tax income of CHF 1.2 billion, underlying net income of CHF 835 million and an underlying return on equity of 10% for 2Q11. Including business realignment costs of CHF 142 million and net fair value gains of CHF 41 million on own debt and stand-alone derivatives relating to own funding liabilities, pre-tax income was CHF 1.1 billion, net income attributable to shareholders was CHF 768 million and core results net revenues were CHF 6.3 billion. The return on equity attributable to shareholders was 9.7% and diluted earnings per share totaled CHF 0.48. The Basel II tier 1 ratio was 18.2% at the end of 2Q11.

Brady W. Dougan, Chief Executive Officer, said: “The strength of our business model is underscored by an underlying return on equity of 15% for the first half of 2011 despite a disappointing performance in the second quarter. Asset Management showed a strong performance in the quarter, and Private Banking recorded solid results despite significant market headwinds and maintained its strength in gathering net new assets. However, our performance in Investment Banking was below our expectations.”

He continued: “In order to ensure attractive returns in the face of an uncertain and challenging economic and market environment, we continue to be proactive about seeking cost efficiencies across the bank. The ability to take concerted actions to achieve efficiencies while at the same time investing in client-focused businesses, continuing to grow our assets under management and winning market share, is confirmation of the strength of our business model.”

Media Release
July 28, 2011 Page 3/9

He concluded: “We have adapted early to the new regulatory landscape, we are taking action to adjust the cost base of our business, and our platform will provide us with substantial upside potential when economic and market conditions improve.”

Walter Berchtold to assume role of Chairman of Private Banking; Hans-Ulrich Meister appointed Chief Executive Officer of Private Banking
Effective August 1, the Board of Directors has appointed Walter Berchtold Chairman Private Banking and Hans-Ulrich Meister Chief Executive Officer Private Banking thereby assuming responsibility for our Private Banking business in addition to his role as Chief Executive Officer Credit Suisse Switzerland. In his new position Walter Berchtold will focus on further growing our strategically important business with UHNWI clients globally, and will work closely with divisional and regional CEOs helping build our integrated model and expanding our global footprint. Walter Berchtold and Hans-Ulrich Meister are members of the Executive Board of Credit Suisse and report to Brady Dougan.

Brady W. Dougan, Chief Executive Officer, said: “Walter Berchtold and his team have built the premier Private Banking franchise globally. Since 2008 we recorded more than CHF 150 billion in net new assets with wealth management clients alone, almost three times the result of our closest competitor, and we have consistently reported the highest margins in the industry. Recognizing early on that our international clients require multishore capabilities, during Walter Berchtold’s tenure we have built a strong network of booking platforms around the world thereby growing our international business significantly. Our strong track record of providing superior advice and services globally and attracting best in class people has been recognized by our clients and also through various industry awards. Since joining Credit Suisse in 2008 Hans-Ulrich Meister has proven outstanding leadership capabilities in a period that presented us with significant challenges. We are very pleased that with his appointment we can ensure a smooth succession in this critically important business.”

Cost adjustments
To position the Group to perform well in the continued challenging market, a number of efficiency enhancements are being implemented that target CHF 1 billion in cost savings and resulting reductions in the expense run-rate during 2012. This program includes targeted headcount reductions of approximately 4% of the total headcount across the Group. The initiatives will involve implementation costs in 2011 of CHF 400 million to CHF 450 million, of which CHF 142 million were recognized in 2Q11, with further amounts to be recognized during the rest of the year. As a result of these implementation costs the program will provide for limited net savings in 2011 with the full benefits of the initiatives expected to be realized during 2012.

Media Release
July 28, 2011 Page 4/9

Financial Highlights
in CHF million (unless otherwise stated)	2Q11	1Q11	2Q10	Change in %	Change in %
				vs. 1Q11	vs. 2Q10
Net income attributable to shareholders	768	1,139	1,593	(33)	(52)
Diluted earnings per share (CHF)	0.48	0.90	1.15	(47)	(58)
Return on equity attributable to shareholders (annualized)	9.7%	13.4%	17.8%	-	-
Tier 1 ratio (end of period)	18.2%	18.2%	16.3%	-	-
Assets under management (CHF billion)	1,233.3	1,282.4	1,242.6	(3.8)	(0.7)
Core results
Net revenues	6,326	7,813	8,420	(19)	(25)
Provision for credit losses	13	(7)	20	-	(35)
Total operating expenses	5,227	6,195	6,594	(16)	(21)
Income from continuing operations before taxes*	1,086	1,625	1,806	(33)	(40)
Underlying results**
Net revenues	6,285	8,430	7,506	(25)	(17)
Income from continuing operations before taxes*	1,187	2,242	1,555	(47)	(26)
Net income attributable to shareholders	835	1,606	1,063	(48)	(24)
Return on equity attributable to shareholders (annualized)	10.3%	18.8%	12.3%	-	-

*Includes the results of the three segments and the Corporate Center, but does not include noncontrolling interests without significant economic interest.
**2Q11 excluding business realignment costs of CHF 142 million (CHF 94 million after tax) and fair value gains of CHF 41 million (CHF 27 million after tax) on own debt and stand-alone derivatives relating to own funding liabilities.

Segment Results

Private Banking
Private Banking, which comprises the global Wealth Management Clients business and the Swiss Corporate & Institutional Clients business, reported income before taxes of CHF 843 million in 2Q11, down 4% compared to 2Q10. The weakening of foreign exchange rates, primarily that of the US dollar and the euro against the Swiss franc, had an adverse impact on the result: excluding the foreign exchange impact, income before taxes increased by CHF 174 million or 20% in 2Q11 compared to 2Q10, and net revenues increased by CHF 100 million or 3% in 2Q11 compared to 2Q10.

Net revenues were driven by a 10% decline in net interest income and a 7% decline in transaction-based revenues. The reduction in net interest income reflected the adverse foreign exchange translation impact and the continued low interest rate environment. Transaction-based revenues decreased primarily due to substantially lower brokerage and product issuing fees and lower foreign exchange income from client transactions, reflecting very low levels of client activity during the quarter, partially offset by gains from the sale of real estate. Total operating expenses decreased due to the foreign exchange translation impact and declines across most expense categories.

The Wealth Management Clients business reported income before taxes of CHF 595 million in 2Q11, down 6% compared to 2Q10, as lower net revenues were partially offset by lower total operating expenses. The decline in net revenues mainly reflected the adverse foreign exchange translation impact, very low levels of client activity - with a drop of over 20% in turnover volumes of equities and bonds - and the low interest rate environment. The gross margin of 115 basis points decreased 5 basis points

Media Release
July 28, 2011 Page 5/9

compared to the prior-year quarter, driven by the decline in the contribution from net interest income and transaction-based revenues.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial service needs of corporate and institutional clients in Switzerland and for banks worldwide, reported income before taxes of CHF 248 million in 2Q11, up 3% from 2Q10, as a slight decrease in net revenues was more than offset by a 7% reduction in total operating expenses. The pre-tax income margin remained very strong at 53%, compared to 51% in 2Q10. This strong result was driven by all businesses, with a high level of business activity in the large Swiss corporates sector and strong business growth in the commodity trade finance business. Despite the strength of the Swiss franc and its impact on the economy, the loan portfolio remains strong.

Investment Banking
Investment Banking reported income before taxes of CHF 231 million, down 71% compared to 2Q10 and down 83% from 1Q11. Net revenues of CHF 2,822 million were down 31% from 2Q10 and down 43% from 1Q11.

Results in 2Q11 were significantly impacted by difficult trading conditions and weaker client activity triggered by European sovereign debt concerns, widening credit spreads and deteriorating economic indicators, particularly in the US.

The results also reflect the weakening of the US dollar against the Swiss franc, which adversely impacted revenues and favorably impacted expenses. Excluding the foreign exchange impact, income before taxes declined by CHF 402 million or 51% in 2Q11 compared to 2Q10, and net revenues declined by CHF 534 million or 13% in 2Q11 compared to 2Q10.

Fixed income sales and trading results were significantly lower than in 2Q10 and 1Q11, reflecting challenging market-making conditions and moderately weaker client flows. While all businesses reported positive revenues, results in the securitized products, credit and rates businesses were impacted by volatile trading conditions and reduced liquidity in the markets that resulted in losses on inventory positions related to client trading business. In addition, losses were incurred in securitized products from the sale of inventory positions and related hedges as risk levels were reduced. Stronger results were reported in emerging markets and commodities. The result also included a loss of CHF 115 million relating to a change in estimate due to the adoption of Overnight Index Swap (OIS) interest rate yield curves used to determine the fair value of certain collateralized derivative instruments.

Equity sales and trading results were solid - although they were lower compared to 2Q10 and 1Q11 - reflecting muted client trading activity and the foreign exchange translation impact. Equity sales and trading results mainly consisted of revenues from prime services, cash equities, derivatives and equity arbitrage.

Underwriting and advisory also reported a solid result, driven by improved equity underwriting and advisory performance.

Compensation and benefits of CHF 1,446 million in 2Q11 were lower than in 2Q10 and 1Q11, reflecting the foreign exchange translation impact of CHF 321 million versus 2Q10  and lower discretionary performance-related compensation accruals.

The average one-day, 98% risk management Value at Risk (VaR) was CHF 71 million in 2Q11, down 24% and 8%, respectively, from CHF 94 million in 2Q10 and CHF 77 million in 1Q11.

Media Release
July 28, 2011 Page 6/9

Asset Management
Asset Management posted income before taxes of CHF 202 million, up CHF 180 million compared to 2Q10 and up CHF 30 million compared to 1Q11. Net revenues of CHF 629 million were up 25% from 2Q10 and 6% from 1Q11. Net revenues before investment-related gains and securities purchased from Credit Suisse money market funds totaled CHF 473 million, up 12% compared to 2Q10, reflecting improved results in alternative investments and diversified investments.

Overall fee-based revenues increased 9% compared to 2Q10 despite a 12% decrease in management fees to CHF 313 million, reflecting the foreign exchange translation impact and the spin-off and sale of non-core businesses. Placement, transaction and other fees were 30% higher, primarily due to higher private equity placement fees, partially offset by lower real estate transaction fees. Performance fees and carried interest were up CHF 57 million, benefitting from significantly higher semi-annual performance fees from Hedging-Griffo and carried interest on realized private equity gains. Equity participations income increased 57%, mainly reflecting higher income from investments in single manager hedge funds and diversified strategies. Investment-related gains were CHF 156 million, up CHF 113 million compared with 2Q10, including realized and unrealized gains in private equity investments.

Total operating expenses of CHF 427 million were down 11% compared to 2Q10, with lower compensation and benefits and lower general and administrative expenses and commission expenses.

Segment Results
in CHF million		2Q11	1Q11	2Q10	Change in %	Change in %
					vs. 1Q11	vs. 2Q10
Private	Net revenues	2,797	2,896	2,991	(3)	(6)
Banking	Provision for credit losses	(2)	12	3	-	-
	Total operating expenses	1,956	2,029	2,114	(4)	(7)
	Income before taxes	843	855	874	(1)	(4)
	Net revenues	2,822	4,929	4,099	(43)	(31)
Banking	Provision for credit losses	15	(19)	17	-	(12)
	Total operating expenses	1,130	1,197	1,284	(6)	(12)
	Income before taxes	231	1,343	784	(83)	(71)
Asset	Net revenues	629	591	502	6	25
	Provision for credit losses	0	0	0	-	-
	Total operating expenses	427	419	480	2	(11)
	Income before taxes	202	172	22	17	-

Net New Assets
Private Banking generated net new assets of CHF 11.5 billion. Wealth Management Clients recorded broad-based inflows with two-thirds from international regions. Compared to the end of 2Q10, assets under management decreased 0.7%, as strong net new assets and positive equity and bond market movements were offset by adverse foreign exchange-related movements, mainly from the weakening of the US dollar and the euro against the Swiss franc.

Asset Management recorded net new assets of CHF 4.0 billion, including net inflows of CHF 2.8 billion in traditional investments - mainly in multi-asset class solutions - and CHF 1.5 billion in alternative investments, driven by inflows in real estate, commodities and ETFs. Compared to 2Q10, assets under management were stable, with adverse foreign exchange-related movements mostly offset by net new assets and positive market performance.

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July 28, 2011 Page 7/9

Capital Management
Credit Suisse’s capital position remains very strong. The BIS tier 1 ratio was stable at 18.2% as of the end of 2Q11, compared to the end of 1Q11, reflecting a decrease in tier 1 capital and lower risk-weighted assets (RWAs). The core tier 1 ratio increased to 13.1% as of the end of 2Q11 compared to 13.0% as of the end of 1Q11.

Corporate Center
The Corporate Center recorded a CHF 190 million loss in 2Q11, reflecting losses from the movement of spreads on own debt and business realignment costs of CHF 142 million, compared to a loss of CHF 745 million in 1Q11 and a profit of CHF 126 million in 2Q10.

Benefits of the integrated bank
Credit Suisse generated CHF 1.1 billion in collaboration revenues from the integrated bank in 2Q11, or 17.5% of net revenues for 2Q11.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery in the US or other developed countries in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;

Media Release
July 28, 2011 Page 8/9

–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Release 2Q11.

Media Release
July 28, 2011 Page 9/9

Presentation of 2Q11 results

Media conference

▪	Thursday, July 28, 2011 09:00 Zurich / 08:00 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately three hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English – 81769542#, conference ID German – 81770014#.

Analyst and investor conference

▪	Thursday, July 28, 2011 10:30 Zurich / 09:30 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately three hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English – 81776639#, conference ID German – 81779018#.

Second Quarter Results 2011
Zurich
July 28, 2011

Second quarter results 2011
David Mathers, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
Second Quarter Results 2011
Slide 1

Cautionary statement regarding forward-looking and non-GAAP information
This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.
A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's second quarter report 2011.
Second Quarter Results 2011
Slide 2
Cautionary statement

▪ Underlying after-tax return on equity of 15% for 6M11
▪ Solid net new asset inflows and overall client market share momentum
▪ Early transition to new regulatory regimes for capital, liquidity and compensation
▪ Clean and liquid balance sheet; low exposure to key risk areas
Solid business
model and
strategy
1
2Q11
performance
impacted by
market
headwinds
2
▪ Continued low interest rate environment
▪ Further strengthening of the Swiss Franc against all major currencies
▪ Reduced client activity from 1Q11, driven by risk aversion, also reflecting macro-
 economic concerns
▪ Periods of volatile and illiquid trading markets
▪ Decisive actions to position the business to perform well, even if conditions remain challenging
▪ Deliver CHF 1 bn expense reduction on 6M11 run-rate going into 2012
Adapting to the
current
environment
3
Substantial
upside remains
4
▪ Substantial upside potential from recovery in client activity, higher interest rates and reversal of FX trends
▪ Efficiency enhancements expected to contribute to improved profitability and more resilient returns (proforma ROE uplift of ~2%)
Second Quarter Results 2011
Slide 3
Introduction

Second quarter results 2011
Introduction
Summary
Financial results
Second Quarter Results 2011
Slide 4

Reported in CHF bn
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Note: numbers may not add to total due to rounding A reconciliation from reported results to underlying results can be found in the appendix to this presentation
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Pre-tax income margin
Return on equity
Net new assets in CHF bn
Underlying in CHF bn 2Q11 1Q11 2Q10 6M11 6M10
Second Quarter Results 2011
Slide 5
 6.3 8.4 7.5 14.7 16.3
 1.2 2.2 1.6 3.4 4.3
 0.8 1.6  1.1 2.4 3.0
 0.53 1.27 0.74 1.84 2.81
 19% 27% 21% 23% 26%
 10% 19% 12% 15% 17%
 14.3 19.1 14.5 33.4 40.5
 6.3 7.8 8.4 14.1 17.4
 1.1 1.6 1.8 2.7 4.7
 0.8 1.1 1.6 1.9 3.6
 0.48 0.90 1.15 1.42 2.81
Core results overview

0.80
0.85
0.90
0.95
1.00
1.05
1.10
1.15
1.20
1.25
Jan
Apr
Jul
Oct
Jan
Apr
Jul
Oct
Jan
Apr
Jul
1.00
1.10
1.20
1.40
1.50
1.60
CHF exchange rates
The strengthening Swiss Franc adversely impacted
Credit Suisse pre-tax income by
▪ CHF 348 m vs. 2Q10
▪ CHF 637 m vs. 6M10
Sensitivity analysis1)
▪ A 10% movement in the USD/CHF rate
 affects full-year pre-tax income by CHF 375 m
▪ A 10% movement in the EUR/CHF rate
 affects full-year pre-tax income by CHF 85 m
2
CHF
appreciation
Income statement impact
USD/CHF
(left axis)
EUR/CHF
(right axis)
2009
2010
2011
1) Based on 6M11 revenue and expense levels and currency mix
USD 1.07 0.90 1.09 0.87
EUR 1.43 1.27 1.40 1.26
Average
vs. CHF 6M10 6M11 2Q10 2Q11
Second Quarter Results 2011
Slide 6
1.30
Continued strengthening of the Swiss Franc adversely
impacting financial performance

2
Analysis assumes constant FX rates and focuses on the impact in Private Banking and Treasury only
▪ Higher interest rate
 environment would benefit net
 interest income
▪ For example, a +100 bp
 parallel shift in major yield
 curves would increase
 revenues by CHF 540 m
▪ Limited downside from further
 flattening of yield curve
Net interest income sensitivity analysis (1-year view)
100
0
200
200
100
(100)
Change in 5-year swap (bp)
Change in
1-month
LIBOR (bp)
200
100
(100)
0
0
CHF
770 m
CHF
540 m
CHF
60 m
CHF
(50)
m
Second Quarter Results 2011
Slide 7
Adverse impact from continued low interest rate
environment - but with potential upside

3
Headcount
reduction
▪ Around 4% headcount
 reduction across the bank
▪ Expect limited revenue
 impact as the majority of
 reductions are in low return
 areas
Realignment
costs
▪ Total implementation costs of
 CHF 400 to 450 m expected
 during 2011
▪ CHF 142 m realignment costs
 included in 2Q11 results
Adjusting the
cost base
▪ Deliver CHF 1 bn net expense
 reduction on 6M11 run-rate
▪ Limited net savings in 2011;
 full benefit realized from
 beginning of 2012
Maintain
investments
in future
growth
▪ Continued focus on investments and reallocation of resources to targeted growth businesses, e.g. in
 – UHNWI client segment
 – Emerging markets businesses
 – Rates and foreign exchange flow sales
Second Quarter Results 2011
Slide 8
Positioning the business to perform well in continued
challenging conditions

2010
6M11
1,788
1) Underlying core results 2) Pre tax income pro-forma calculation, assumed 40% compensation accrual on increased revenues
Note: Proforma RoE calculation assumes current equity level, adjusted for income impact only
Quarterly average
pre-tax income
in CHF m
1,715
Quarterly average1)
Proforma
quarterly
pre-tax income
250
~ 1.9 bn
4
Targeted cost
savings
+2ppt
Return on equity
(after-tax, annualized)
14%
15%
17%
Second Quarter Results 2011
Slide 9
Upside remains as efficiency enhancements are expected
to contribute to improved profitability

      FX-neutral FX-neutral
 2Q11 2Q10 abs. in % FX impact performance change
FX-neutral
business
trends 2Q11
▪ FX-neutral pre-tax income increased both QoQ and YoY
▪ Significantly reduced brokerage and product issuing fees; low client activity reflected in a drop of over 20% in client equity and bond volumes vs. 1Q11
▪ Improvement in recurring commissions and fees vs. 1Q11
▪ Continued solid net asset inflows
 2Q11 1Q11
in CHF m
in CHF m
Net revenues
Total expenses1)
Pre-tax income
Net revenues
Total expenses1)
Pre-tax income
Change
from
1) Total operating expenses and provisions for credit losses
 2,797 2,991 (194) (6)% (294) 100 3%
 1,954 2,117 (163) (8)% (89) (74) (3)%
 843 874 (31) (4)% (205) 174 20%
 2,797 2,896 (99) (3)% (87) (12) 0%
 1,954 2,041 (87) (4)% (27) (60) (3)%
 843  855 (12) (1)% (60) 48 6%
Second Quarter Results 2011
Slide 10
Private Banking results

Net revenues
 Provisions for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Gross margin in basis points
Net new assets in CHF bn
Number of relationship managers
CHF m 2Q11 1Q11 2Q10 6M11 6M10
 2,330  2,433 2,516 4,763 4,980
 8  12 16 20 48
 1,727  1,798 1,867 3,525 3,622
 595  623 633 1,218 1,310
  26%  26% 25% 26% 26%
 115  118 120 116 121
 11.5  15.7 11.9 27.2 24.8
 4,210  4,200 4,130 4,210 4,130
Second Quarter Results 2011
Slide 11
Wealth Management with continued solid inflows but lower
revenues primarily reflecting reduced client activity

2Q10
974
Trans-
action
based
revenues
Net
interest
income
Recurring
com-
missions
& fees
923
619
2,516
2Q11
▪ Subdued brokerage and product issuing
 volumes
▪ Decrease also reflects lower FX income from
 client transactions
▪ Activity levels influenced by macro-economic
 concerns; may remain volatile for some time
▪ Stable revenues vs. 1Q11
▪ Further downside, as strong CHF continued
 to adversely impact AuM levels towards
  quarter-end and beyond
▪ Decrease vs. 1Q11 reflecting ongoing impact
 from low interest rate environment
▪ Limited further downside expected; but
 significant upside remains with increase in
 interest rates
Net revenues in CHF m
 120 118 120 118 115 Gross margin in bp
2,385
2,464
2,433
3Q10
4Q10
1Q11
880
904
649
855
899
504
2,330
929
891
565
923
909
632
1) Total transaction-based revenues of CHF 576 m include gain from the sale of real estate of CHF 72 m; gross margin excluding this gain was 111 bp
721)
Second Quarter Results 2011
Slide 12
Wealth Management with low brokerage volumes and
reduction in net interest income

Net new assets in CHF bn
Annualized net new assets growth in %
 5.8 6.2 4.0 7.8 5.5
2Q10
3Q10
4Q10
1Q11
2Q11
11.5
EMEA
Americas
Asia Pacific
Switzerland
11.9
12.4
8.1
15.7
2.5
2.0
2.9
4.1
▪ 6M11 growth rate of 6.7% above our
 6% target growth rate
▪ Strong contribution from UHNWI and
 emerging market clients
▪ Balanced contribution between
 Switzerland and our 22 international
 onshore and offshore booking centers
Second Quarter Results 2011
Slide13
Wealth Management with continued solid and broadly
distributed net new asset inflows

Net revenues
 Provisions for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Net new assets in CHF bn
CHF m 2Q11 1Q11 2Q10 6M11 6M10
▪ Maintained very strong pre-tax margin at 53%
▪ Continued low credit provisions reflecting the sound quality of our loan book
▪ Gross inflows consistent with prior quarters; offset by a small number of larger outflows
Second Quarter Results 2011
Slide 14
 467  463 475 930 911
 (10)  0 (13) (10) (26)
 229  231 247 460 481
 248  232 241 480 456
  53%  50% 51% 52% 50%
 0.0  2.3 1.9 2.3 7.6
Corporate & Institutional Clients business continues to
deliver strong results

 2Q11 1Q11
Net revenues1)
Total expenses2)
Pre-tax income
FX-neutral
business
trends 2Q11
▪ Solid performance in equities despite reduced market volumes
▪ Solid advisory and underwriting businesses and improved market shares
▪ Challenging market-making conditions and weaker client activity, primarily affecting fixed income businesses
Net revenues1)
Total expenses2)
Pre-tax income
in CHF m
in CHF m
1) Includes OIS adjustment of CHF (115) m in 2Q11 2) Total operating expenses and provisions for credit losses
      FX-neutral FX-neutral
 2Q11 2Q10 abs. in % FX impact performance change
Change
from
Second Quarter Results 2011
Slide 15
 2,822   4,099 (1,277) (31)% (743)     (534)    (13)%
 2,591 3,315 (724) (22)% (592)     (132)      (4)%
 231  784 (553) (71)% (151)     (402)        (51)%
 2,822 4,929 (2,107)     (43)% (250)    (1,857)    (38)%
 2,591 3,586 (995)      (28)% (183)       (812)    (23)%
 231 1,343 (1,112) (83)% (67)      (1,045)    (78)%
Investment Banking results

 Debt underwriting
 Equity underwriting
 Advisory and Other fees
 Fixed income sales & trading
 Equity sales & trading
 Other
Net revenues
Provisions for credit losses
 Compensation and benefits
 Other operating expenses
Pre-tax income
Pre-tax income margin
USD m 2Q11  1Q11 2Q10 6M11 6M10
For peer comparison
purposes in USD
 Excludes impact of movements in spreads on own debt of USD (56) m, USD (56) m, USD (56) m, USD (112) m, and USD (112) m in 2Q11, 1Q11, 2Q10, 6M11, and 6M10, respectively
 Includes debit valuation adjustments (DVA) related to certain structured note liabilities of USD 76 m, USD (92) m, USD 111 m, USD (16) m, and USD 77 m in 2Q11, 1Q11, 2Q10, 6M11, and 6M10, respectively
Includes OIS adjustment of USD (136) m in 2Q11
Second Quarter Results 2011
Slide 16
 467 540 420 1,007 849
 344 217 197 561 404
 318 246 283 564 487
 735 2,735 1,369 3,470 3,936
 1,492 1,654 1,570 3,146 3,175
 (7) (25) (46) (32) (71)
 3,349 5,367  3,793 8,716 8,780
 17 (21) 14 (4) (51)
 1,687   2,596 1,823 4,283 4,017
 1,322   1,293 1,162 2,615 2,264
 323  1,499  794 1,822 2,550
 10%  28% 21% 21% 29%
Investment Banking results in USD

0.5
0.5
0.4
4.2
3.2
1.5
2.5
0.6
0.9
0.9
Fixed income sales & trading and underwriting revenues in CHF bn
6M10
6M11
2Q10
1Q11
2Q11
▪ Client market-making: Significantly lower revenues
 from inventory positions across Securitized Products,
 Credit and Rates
 – Losses on inventory positions related to client
 trading business
 – Exacerbated by reduced liquidity, which impeded
 two-way / flow business
 – Impact intensified by hedge volatility and increased
 basis risk
▪ Client flow: Somewhat lower client flow across all
 businesses given reduced risk appetite
▪ All businesses reported positive revenues
▪ 6M11 revenue down 6% in USD
5.1
4.1
2.0
3.0
1.0
Debt underwriting
Fixed income sales and trading
Excludes impact of movements in spreads on own debt and includes DVA of CHF 34 m, CHF (20) m,
CHF 57 m, CHF 14 m, and CHF 39 m in 2Q11, 1Q11, 2Q10, 6M11, and 6M10, respectively
Includes OIS adjustment CHF (115) m, or USD (136) m in 2Q11
Includes OIS
adjustment of
CHF (115) m
in USD
 4.8 4.5 1.8 3.3 1.2
Second Quarter Results 2011
Slide 17
Significantly lower fixed income result impacted by difficult market-making conditions

3.4
2.8
1.7
1.3
0.4
0.5
0.2
0.2
0.3
1.5
Excludes impact of movements in spreads on own debt and includes DVA of CHF 29 m, CHF (65) m,
CHF 64 m, CHF (36) m, and CHF 45 m in 2Q11, 1Q11, 2Q10, 6M11, and 6M10, respectively
1) Source: Greenwich Associates surveys
2) Source: Dealogic
▪ Lower revenues in Cash Equities driven by reduced
 trading volumes amid market uncertainty
 − Maintained #1 market positions in portfolio trading
 and electronic trading in the US and Europe 1)
 − Materially improved primary market share 2)
▪ Record results in Prime Services (in USD),
 reflecting continued growth in client balances and
 increased market share
▪ Solid results in Derivatives following record 1Q11
 revenues; improved global market share rank driven
 by rapid growth in Asia and stable performance in
 Europe
3.8
3.3
1.9
1.7
1.6
Equity underwriting
Equity sales and trading
Equity sales & trading and underwriting revenues in CHF bn
in USD
 3.6 3.7 1.8 1.9  1.8
6M10
6M11
2Q10
1Q11
2Q11
Second Quarter Results 2011
Slide 18
Solid equity revenues despite muted client activity; sustained market share positions

0.9
0.9
0.5
0.5
0.4
0.4
0.5
0.2
0.2
0.3
0.5
0.5
0.3
0.2
0.3
▪ Increased equity underwriting revenues reflecting
 improved market share and increased industry-wide
 issuance levels
 − E.g., ranked #2 in global IPO market share in
 2Q11, up from #5 in full-year 2010
▪ Solid advisory results consistent with industry-wide
 completed M&A volumes and improved market share
 − E.g., ranked #2 in global announced M&A in 2Q11,
 up from #3 in full-year 2010
▪ Lower revenues in debt underwriting driven by lower
 high yield market share
▪ Pipeline of new activity remains healthy across
 products
1.8
1.9
1.0
0.9
1.0
Advisory
Debt underwriting
Equity underwriting
Source for market shares: Dealogic
Advisory and underwriting revenues in CHF bn
in USD
 1.7 2.1 0.9 1.0  1.1
6M10
6M11
2Q10
1Q11
2Q11
Second Quarter Results 2011
Slide 19
Solid underwriting revenues and advisory fees

FX-neutral
business
trends 2Q11
▪ Pre-tax income increased both QoQ and YoY (reported and FX-neutral)
▪ Solid semi-annual performance fees and carried interest on investment realizations
▪ Successful fundraising activities continue to drive placement fee growth
▪ Continued strong investment-related gains
Fee-based revenues
Other revenues
Total op. expenses
Pre-tax income
 2Q11 1Q11
in CHF m
      FX-neutral FX-neutral
 2Q11 2Q10 abs. in % FX impact performance change
in CHF m
Fee-based revenues
Other revenues
Total op. expenses
Pre-tax income
Change
from
Second Quarter Results 2011
Slide 20
 469 429 40 9% (66) 106 25%
 160 73 87 119% (36) 123 168%
 427 480 (53) (11)% (75) 22 5%
 202  22 180 - (27) 207 -
 469 443 26 6% (20) 46 10%
 160 148 12 8% (11) 23 16%
 427 419 8 2% (23) 31 7%
 202  172 30 17% (8) 38 22%
Asset Management results

1.3
4.5
3.6
4.0
4.5
Net new assets in CHF bn
Annualized net new assets growth in %
 1.2 3.4 4.3 4.2 3.7
2Q10
3Q10
4Q10
1Q11
2Q11
MACS = multi-asset class solutions
▪ 8th consecutive quarter of net inflows with
 6M11 net new assets growth of 4.0%
▪ 2Q11 inflows led by asset allocation
 (MACS), real estate and commodities
▪ Outflows from low margin liquidity products
 and realizations in private equity funds
Second Quarter Results 2011
Slide 21
Solid net new asset inflows in Asset Management

Second quarter results 2011
Introduction
Summary
Capital, liquidity and risk
position
Second Quarter Results 2011
Slide 22

Strong capital
position
▪ Basel 2 tier 1 ratio of 18.2% and core tier 1 ratio of 13.1%
▪ Reduced Basel 3 risk-weighted assets 1.1.2013 projection to around CHF 300 bn, primarily due to foreign exchange impact
▪ Tangible progress on mitigating Basel 3 impact
 – RWA mitigation of CHF 15 bn achieved since 3Q10
 – Reduced deferred tax asset by CHF 1.6 bn in 6M11 and CHF 0.8 bn in 2Q11
▪ Basel 3 CET1 ratio of 12.7%; and 1.1.2019 definition, i.e. no allowance for phase-in,
 CET1 ratio of 8.8% (ratios as of end 2012)
Strong
liquidity
position
▪ Maintained liquid balance sheet and strong funding position
▪ Net stable funding ratio (NSFR) estimated around 95%1) and Basel 3 equivalent liquidity coverage ratio (LCR) well in excess of requirement
▪ Completed close to 70% of 2011 USD 13 bn long-term debt funding plan;
 leaves flexibility in funding approach for 2H11
Clean
balance sheet
▪ CHF 0.4 bn net exposure to Italian sovereign; immaterial net exposure to sovereigns in Greece, Ireland, Portugal and Spain
▪ High quality of Swiss mortgage book and international loan portfolio
1) With future funding plans projected to raise the ratio to over 100% by 2013
Second Quarter Results 2011
Slide 23
Strong capital, liquidity and risk position

Basel 2 risk-weighted assets in CHF bn and tier 1 capital ratios in %
10.0
13.3
257
324
16.3
222
2010
1Q11
Strong capital base
▪ Basel 2 tier 1 ratio of 18.2%
▪ Core tier 1 ratio of 13.1%
▪ Basel 2.5 core tier 1 ratio of 10.2%
▪ Regulatory capital reflects pro-rata
 accrual towards a CHF 1.30 dividend per
 share
2008
2009
2007
(37)%
(4)%
18.2
219
212
Tier 1 ratio
Core tier 1 ratio
8.7
8.6
10.8
17.2
13.0
12.2
18.2
13.1
2Q11
204
Second Quarter Results 2011
Slide 24
Maintained strong capital position

Basel 2
(2Q11)
Basel
2.5 & 3
impact
Basel 3
(end 2012
after mitigation)
CHF bn
204
+151
290 to
310
355
(45) to
(65)
Mitigation
impact
Basel 3
(before
mitigation)
Updated RWAs guidance as of 2Q11
Business growth to be accommodated by reallocation of capital across existing business lines4)
1) Primarily reflects revised stressed VaR guidance 2) CHF 7 bn mitigation achieved in Exit businesses, CHF 4 bn mitigated Basel 2.5 impact (IRC) and CHF 4 bn lower Basel 2 positions
3) Includes increased mitigation assumptions of CHF 7 bn primarily from securitization position sales/roll-off 4) Our current strategic business plan does not assume net risk-weighted assets growth
402
(40)
+8
290 to
310
Basel 3 risk-weighted assets guidance roll-forward
CHF bn
Previous
RWA
guidance
in 3Q10
Movement
in FX
rates
Updated
RWA
guidance
(by end 2012)
Mitigation
impact3)
Revised
Basel 3
impact1)
(15)
Mitigation
achieved2)
(45) to
(65)
Second Quarter Results 2011
Slide 25
Revised Basel 3 risk-weighted assets projections for end 2012

4.5
5.5
2010
1Q11
CHF bn
2.9
3.5
9.0
7.4
Net DTA on net operating losses
Net DTA on timing differences
▪ Significant DTA utilization, down CHF 1.6 bn, or
 18%, year-to-date, of which CHF 0.8 bn due
 to FX movements
▪ DTA on net operating losses down CHF 1.0 bn year-
 to date, and expected to be minimal by end 2013
2Q11
5.0
3.2
8.2
(18)%
Second Quarter Results 2011
Slide 26
Significant progress in reducing net deferred tax assets (DTA)

Illustrative CET1 capital projection in CHF bn
38.2
31.2
(0.7)
Shareholders’
equity
2Q11
Regulatory
deductions1)
CET1 capital4)
by end 2012
Note: Numbers may not add due to rounding 1) Fair value changes from movements in spreads on own debt and structured notes, net of tax
2) 2011 and 2012 Bloomberg consensus net income estimates, adjusted for 6M11 net income, less dividend estimates. Not endorsed or verified and is used solely for illustrative purposes
3) Represents the estimated share-based compensation expense that is assumed to be settled with shares issued from conditional capital, resulting in an equivalent increase in shareholders’ equity
4) Applying January 1, 2013 Basel 3 capital rules 5) Based on mid-point risk-weighted asset range of CHF 300 bn
Proforma
CET1 ratio
12.7%5)
43.0
Capital
generation 2013
Proforma
CET1 ratio
14.3%5)
CET1 capital4)
 by end 2013
+4.7
Retained
earnings
20132)
+2.0
Share-based
compensation impact3)
+5.7
Retained earnings
2H11 and 20122)
Capital generation
2H11 and 2012
Second Quarter Results 2011
Slide 27
Common Equity Tier 1 ratio simulation (Basel 3)

26.3
38.2
(8.5)
Goodwill
CET1 capital1)
by end 2012
1) Applying 1.1.2013 Basel 3 capital rules 2) Applying 1.1.2019 Basel 3 capital rules 3) Bloomberg consensus net income estimates, less dividend estimates. Not endorsed or verified and is used solely for illustrative purposes 4) Based on mid-point risk-weighted asset range of CHF 300 bn
"Look through"
CET1 ratio
8.8%4)
33.0
"Look through"
CET1 ratio
11.0%4)
▪ Assumes full transition to
 2019 capital structure
 already as of 1.1.2013
▪ Does not represent
 regulatory transition
 requirements under BIS
 or as per FINMA
▪ Not relevant for trigger
 mechanism of recent
 BCN transactions
(3.4)
Regulatory
deductions
"Look through"
CET1 capital2)
by end 2012
"Look through"
CET1 capital2)
by end 2013
+4.7
Retained
earnings
20133)
+2.0
Capital
generation
2013
Lower
regulatory
deductions
(primarily DTA)
Bring forward
1.1.2019
treatment
Illustrative CET1 "look through" capital projection in CHF bn
Second Quarter Results 2011
Slide 28
"Look through" Common Equity Tier 1 ratio simulation (Basel 3)

Italy
Spain
Portugal
Greece
Ireland
Total   Net
   Gross
Gross
Net
Exposure in EUR bn
Sovereigns
Financial
institutions
Corporates /
Other
Other exposures to
Second Quarter Results 2011
Slide 29
 2.3 0.4  0.4 0.8
  0.0 0.0  0.6 0.9
 0.2 0.0  0.1 0.1
 0.1 0.0  0.0 0.1
 0.0 0.0  0.4 0.3
 2.6 0.4  1.5 2.2
    4.0 5.7
Selected European risk exposures at end 2Q11

Second quarter results 2011
Introduction
Summary
Second Quarter Results 2011
Slide 30

Solid
business
model
and strategy
2Q11
performance
demonstrates
market
headwinds
Adapting
to the
current
environment
Substantial
upside remains
Second Quarter Results 2011
Slide 31
Summary

  Slide
 33
 34
 35
 36
 37 to 38
 39
 40
 41
 42
 43
 44
 45 to 46
 47
Second Quarter Results 2011
Slide 32
Appendix

Reconciliation from reported to underlying results
Revenue and expenses currency mix
Underlying results in the Corporate Center
Collaboration revenues
Investment Banking RoE and capital simulation
Regulatory capital (Basel 2) roll-forward
Liquidity and funding position
Basel 2.5 impact by division
Background on Basel 3 RWA mitigation benefit
Client market share momentum in Investment Banking
Revenue contribution from major business lines in Investment Banking
Loan portfolio characteristics
Commercial mortgage exposures detail

 6,326 (41) - 6,285
 13 - - (13)
 5,227 - 142 5,085
 1,086 (41) 142 1,187
 271 (14) 48 305
 - - - -
 (47) - - (47)
 768 (27) 94 835
 9.7%   10.3%
2Q11
reported
2Q11
underlying
Impact from
movements in
spreads on
own debt1)
Business
realignment
costs
(Corporate Center)
CHF m
1) Including fair valuation gains/losses on stand-alone derivatives related to certain of our funding liabilities
Second Quarter Results 2011
Slide 33
Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Discontinued operations
Noncontrolling interests
Net income
Return on equity
Reconciliation from reported to underlying results 2Q11

Net revenues
Total expenses1)
Credit Suisse
Core Results
CHF m 6M11 CHF USD EUR GBP Other
Sensitivity analysis (based in 6M11 results)
▪ A 10% movement in the USD/CHF exchange rate affects full-year PTI by CHF 375 m
▪ A 10% movement in the EUR/CHF exchange rate affects full-year PTI by CHF 85 m
Contribution in %
1) Total operating expenses and provisions for credit losses
Second Quarter Results 2011
Slide 34
 14,139 19 57   11 8 5
 11,428 31 38 6 12 13
Currency mix

Reported pre-tax income / (loss)
 Losses/(gains) from the movement of spreads on own debt1)
 Impairment in a equity method investment
 Litigation provisions
 UK bonus levy
 Business realignment costs
Adjusted pre-tax income / (loss)
CHF m
2010
1) Including fair valuation gains/losses on stand-alone derivatives
The underlying Corporate Center pre-tax loss reflects:
 – consolidation and elimination adjustments
 – expenses for centrally sponsored projects
 – certain expenses and revenues that have not been allocated to the segments
1Q11
2Q11
6M11
Second Quarter Results 2011
Slide 35
 (660) (745) (190) (935)
   (592) 562 (93) 469
  - 47 - 47
  216 - - -
  404 - - -
  - - 142 142
 (632) (136) (141) (277)
Results in the Corporate Center

Collaboration revenues in CHF bn and collaboration revenues as % of Core Results net revenues
11%
14%
4Q10
1Q11
2Q10
3Q10
1Q10
Collaboration revenues
target range of 18% to
20% of net revenues
1.0
1.2
1.0
1.1
1.2
1.1
2Q11
14%
16%
17%
18%
▪ Resilient contribution from collaboration
 revenues
▪ Collaboration revenues in percentage of total net
 revenues increased 4 p.p. both QoQ and YoY
▪ CHF 4.5 bn of assets referred to Private Banking
 – Net new assets of CHF 3.1 bn
 – Custody assets of CHF 1.4 bn
▪ CHF 0.5 bn in new mandates for
 Asset Management
Second Quarter Results 2011
Slide 36
Collaboration revenues

Annual rate of return on equity above 15% reflecting
increased capital requirements under Basel 3
14%
2009
2010
2013 to 2015
target
Greater
than 15%
21%
6M11
15%
16%
16%
▪ 2010 returns were ahead of cost of equity under Basel 2
▪ 2010 return under Basel 3 capital requirement is lower,
 but does not reflect any mitigating actions (re-pricing,
 portfolio realignments and run-off of CHF 0.5 bn losses
 in "Exit" businesses)
▪ 6M11 returns still ahead of cost of equity under Basel 3
2010
Based on end 2010, Basel 2
implied minimum equity
Credit Suisse Group
After-tax return on equity
Investment Banking
Pro-forma after-tax return on equity
6M11
Based on Jan 1, 2013, Basel 3
implied minimum equity
13%
11%
2010
6M11
Implied minimum equity calculation: Basel 2 assumes 12.5% target core tier 1 ratio with hybrid capital representing buffer capital; Basel 3 assumed 10% CET1 ratio per Swiss capital regime proposals
Proforma returns based on 2010 and 1Q11 effective Group tax rate
18%
pro-forma
based on Basel 2
implied minimum
equity
Underlying
Second Quarter Results 2011
Slide 37

118
End 6M11
(Basel 2)
Proforma end 2012
(Basel 3, post mitigation)
210
+78%
15
at 12.5%
core tier1 ratio
at 10%
CET1 ratio
21
+40%
Implied minimum shareholders’ equity calculation: for Basel 2, assumed 12.5% target core tier 1 ratio with hybrid capital representing buffer capital; for Basel 3, assumed 10% CET1 ratio per Swiss capital regime proposals
in CHF bn
Investment Banking
gross risk-weighted
assets
Implied minimum
shareholders’ equity
in CHF bn
Second Quarter Results 2011
Slide 38
Investment Banking capital simulation

End 1Q11 (Basel 2)
Net income
Fair value movements
Foreign exchange impact
Increased dividend accrual
Other1)
Change in RWA
End 2Q11 (Basel 2)
Basel 2.5 impact
End 2Q11 (Basel 2.5)
Tier 1
RWA
in CHF bn
Capital
in CHF bn
Ratio
in %
End 1Q11
Net income
Dividends paid
Share-based compensation
 & other share activity
Foreign exchange impact
Other
End 2Q11
Shareholders' equity
Common
in CHF bn
Per share
in CHF
Note: numbers may not add to total due to rounding
1) Reflects the issuance and redemption of tier 1 capital, the effect of share-based compensation and the change in regulatory deductions
Second Quarter Results 2011
Slide 39
 38.5 18.2% 212.2
 0.8
 (0.0)
 (2.0)
 (0.4)
 0.2
   (8.5)

 37.1 18.2% 203.7
 (2.5)  34.9
 34.6 14.5% 238.6
 34.1 28.36
 0.8 0.64
 (1.7) (1.46)

 0.3 0.10
 (2.0) (1.63)
 (0.3) 0.02
 31.2 26.03
Tier 1 capital and shareholders' equity roll-forward

Assets
Equity & liabilities
Asset and liabilities by category (end 2Q11 in CHF bn)
1) Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral
2) Includes due from/to banks
3) Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
4) Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts
Note: Basel 3 liquidity rules and calculation of NSFR and LCR ratios are not finalized; statements and ratios shown here are based on interpretation of current proposals
Reverse 163
repo
Encumbered 85
trading assets
977
977
Funding- 124
neutral assets 1)
Cash 2) 70
Unencumbered 167
liquid assets 4)
Customer 215
loans
Other 153
illiquid assets
Repo 174
Short positions 74
Funding- 124
neutral liabilities 1)
Short-term debt 2)     87
Other short-term liab 3) 51
Customer  263
deposits
Long-term debt 164
Total equity 40
122%
coverage
Match
funded
▪ Well prepared for Basel 3 liquidity and funding requirements
 – Basel 3 "Net Stable Funding Ratio (NSFR)" (1-year)
 estimated at around 95%, with future funding plans
 projected to raise the ratio to over 100% by 2013
 – Short-term (30 days) liquidity under Swiss regulation well in excess of requirement; approach similar to the Basel 3
 "Liquidity coverage ratio (LCR)"
▪ Regulatory leverage ratio stable at 4.7%
▪ Funding spreads remain amongst the tightest of the peer group
▪ Close to 70% of 2011 USD 13 bn long-term debt funding plan completed; leaves flexibility in funding approach for 2H11
372
605
Second Quarter Results 2011
Slide 40
Strong funding and liquidity position

Risk-weighted assets in CHF m
Under Basel 2
 Incremental Basel 2.5 impact
Total under Basel 2.5
Capital deductions in CHF m
Under Basel 2
 Incremental Basel 2.5 impact
Total under Basel 2.5
Private
Banking
Asset
Management
Investment
Banking
Corporate
Center
Total
Second Quarter Results 2011
Slide 41
 66,196 114,162 12,120 11,263 203,741
 146 34,742 - - 34,888
 66,342 148,904 12,120 11,263 238,629
 325 321 420 18 1,084
 - 2,485 - - 2,485
 326 2,806 420 18 3,569
Basel 2.5 impact by division

Exit
businesses
▪ RWA-equivalent reduction of CHF 6 to 10 bn
Businesses
primarily affected
Mitigating and reduction impact (approximated amounts)
Securitized
products
▪ Anticipate roughly CHF 2 bn nominal reduction in low rated positions, reflecting change in asset mix and risk reductions by 2012
▪ RWA-equivalent reduction of CHF 22 to 28 bn
Emerging
markets
▪ CHF 3 bn RWA-equivalent reduction achieved through refocusing the business towards a more flow-based model
Derivatives
▪ CHF 7 to 12 bn RWA-equivalent reduction related to uncollateralized exposures that will either mature by 2012, or that can be collateralized /
 hedged
▪ CHF 7 to 12 bn RWA-equivalent reduction resulting from a shift of OTC derivatives to central counterparties clearing
Second Quarter Results 2011
Slide 42
Background on Basel 3 RWA mitigation benefit

Securities
3. Represents US cash high yield secondary trading.
4. Represents leveraged loans secondary trading
5. Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East
 and Africa
Underwriting and advisory
Fixed
Income
2008
Current
2009
2010
Equities
Trend
(Rank/market share)
(Rank/market share)
Source: Dealogic, Tradeweb, Euromoney magazine and Greenwich Associates
1. Market share based on Credit Suisse estimates; rank based on Greenwich Associates
2. Based on Credit Suisse estimates
Investment
grade global
High yield
global
ECM global
Emer-
ging
Mar-
kets
M&A
Global
announced
Global
completed
Total fees 5)
2009
#8/5%
#4/9%
#7/6%
#6/14%
#8/13%
#1/12%
2008
#12/4%
#3/7%
#7/5%
#8/13%
#8/16%
#1/8%
2010
#8/4%
#3/8%
#6/6%
#3/16%
#4/15%
#1/8%
Trend
2Q11
#12/2%
#6/8%
#5/8%
#2/20%
#4/21%
#1/9%
IPO global
#5/6%
#8/5%
#5/7%
#2/9%
US cash
equities 1)
#2/12%
#5/12%
#1/13%
#1/14%
US electronic
trading 1)
#1/8%
#1/8%
#1/11%
#1/12%
Prime
services 2)
Top 3/
>10%
Top 3/
>10%
#3/13%
#3/13%
RMBS
pass-throughs
#1/19%
#1/18%
#1/17%
#1/18%
US rates
#8/7%
#8/6%
#7/8%
#7/8%
High yield
secondary 3)
#2/15%
#3/13%
#3/12%
#3/12%
Leveraged
loans 4)
#2/19%
#2/16%
#3/13%
#3/13%
Foreign
exchange
#8/4%
#9/3%
#8/5%
#8/5%
Structured
Products
#3/14%
#2/14%
#3/13%
#1/14%
Second Quarter Results 2011
Slide 43
M&A
M&A
Continued client market share momentum

Revenue contribution in
1H 2011
Market environment
Credit
Suisse
market
share
Strong
Worse than historic levels
Better than historic levels
Upside
potential
Revenue contribution in
1H 2010
Revenue contribution from major business lines
Second Quarter Results 2011
Slide 44
Leveraged finance
Rates
Securitized products
Equity derivatives
Prime Services
M&A
FX
Investment grade
Emerging markets
Cash equities
Equity capital
markets
Commodities
Mixed performance driven by weaker client activity and a less favorable market environment, partly offset by continued market share gains

Developed market lending
▪ Corporate loan portfolio 76% is investment grade, and is mostly
 (92%) accounted for on a fair value basis
▪ Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges
▪ Loans are carried at an average mark of approx. 99% with
 average mark of 97% in non-investment grade portfolio
▪ Continuing good performance of individual credits: limited specific provisions during the quarter
Unfunded
commitments
Loans
Hedges
CHF bn
Emerging market lending
▪ Well-diversified by name and evenly spread between EMEA,
 Americas and Asia and approx. 25% accounted for on a fair
 value basis
▪ Emerging market loans are carried at an average mark of
 approx. 95%
▪ No significant provisions during the quarter
Average mark data is net of fair value discounts and credit provisions
43
8
(21)
Loans
Hedges
CHF bn
12
(7)
Second Quarter Results 2011
Slide 45
Investment Banking loan book

 Wealth Management Clients: CHF 134 bn
 ▪ Portfolio remains geared towards mortgages (CHF 90 bn) and securities-backed lending (CHF 37 bn)
 ▪ Lending is based on well-proven, conservative standards
 ▪ Residential real-estate: Prices continue to rise in most regions while rents are moving sluggishly; Prices have reached considerable levels in lake Geneva region, partially in the Zurich-Zug area and major tourist spots; Some risk of major price falls only conceivable in those regions
 Corporate & Institutional Clients: CHF 53 bn
 ▪ Over 64% collateralized by mortgages and securities
 ▪ Counterparties mainly Swiss corporates incl. real-estate industry
 ▪ Sound credit quality with relatively low concentrations;
 ▪ Portfolio quality improved in line with continued recovery of Swiss economy
 ▪ Ship finance portfolio (CHF 6 bn) remains under special focus due to increased risk level caused by overcapacity in the market
 ▪ Commercial real-estate: Prices moving sideways for office and retail spaces; outlook raised from negative to stable for both office and retail space due to quick recovery of the economy from cycle downturn; higher price potential for central and prime locations
5% BB+ to BB
2% BB- and below
Portfolio ratings
composition, by CRM
transaction rating
Private Banking Loan Book
Total: CHF 187 bn
67%
26%
BBB
AAA to A
Loan book of CHF 187 bn focused on Switzerland; more than 85% collateralized; primarily on accrual accounting basis
Second Quarter Results 2011
Slide 46
Private Banking loan book

7
1) This price represents the average mark on loans and bonds combined
36
26
(96)%
19
15
13
9
3Q07
4Q
1Q08
2Q
3Q
4Q
1Q09
Commercial mortgages (CHF bn)
Exposure by region
▪ Average price of remaining positions
 is stable at 56%1)
▪ Positions are fair valued;
 no reclassifications to accrual book
Asia 2%
US 10%
Continental
Europe (ex. Germany)
88%
Office 90%
Retail 2%
Hotel
21%
Exposure by loan type
2Q
7
3.6
3Q
3.1
4Q
2.7
1Q10
2.6
2Q
2.4
3Q
4Q
Hotel 8%
1.5
1.5
1Q11
1.3
2Q
Second Quarter Results 2011
Slide 47
Legacy commercial mortgage exposure reduction in Investment
Banking

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: July 28, 2011
/s/ Gavin Sullivan and Andrés Luther
Co-Heads Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG